April 9, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Riedler Scot Foley John Krug Donald Abbott Lisa Vanjoske

Re:	Trupanion, Inc. Confidential Draft Registration Statement on Form S-1 Submitted February 28, 2014 CIK No. 0001371285

Ladies and Gentlemen:

We are submitting this letter on behalf of Trupanion, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated March 28, 2014 relating to the Company’s draft Registration Statement on Form S-1 (CIK No. 0001371285) confidentially submitted to the Commission on February 28, 2014 (the “Registration Statement”). Confidential Draft No. 2 of the Registration Statement (“Draft No. 2”) is being confidentially submitted concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery five copies of Draft No. 2 in paper format, which have been marked to show changes from the draft Registration Statement as originally submitted. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1.	We note that you have yet to submit several of your exhibits. Please be advised that we may have further comments upon examination of these exhibits once they have been submitted by amendment.

The Company acknowledges the Staff’s comment and advises the Staff that it has submitted Exhibit 10.12 to the Registration Statement with Draft No.2, together with a request for confidential treatment of certain portions of Exhibit 10.12. Additionally, the Company advises the Staff that it will submit any remaining exhibits to the Registration Statement as soon as practicable.

U.S. Securities and Exchange Commission

April 9, 2014

2.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company acknowledges the Staff’s comment and advises the Staff that as soon as practicable it will provide the Staff with proofs of all graphics, visual or photographic information that it will provide in the printed prospectus prior to its use.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). In the event the Company determines to make additional presentations in reliance on Section 5(d) of the Securities Act, it undertakes to provide the Staff with copies of such additional written materials on a supplemental basis.

In addition, the Company respectfully advises the Staff that no broker or dealer that is participating or will participate in the offering has published or distributed research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. While the Company does not anticipate that any such participants will publish or distribute any such research reports in reliance on Section 2(a)(3), the Company undertakes to provide the Staff with copies of such research reports on a supplemental basis in the event that they are published or distributed in the future.

Prospectus Summary

Our Company, page 1

4.	Please reconcile your statements pertaining to member loyalty and your 98.5% monthly retention rate with the statement on page 58 that only 56% of the pets enrolled in 2010 remained enrolled at the end of 2013.

U.S. Securities and Exchange Commission

April 9, 2014

In response to the Staff’s comment, the Company has removed the reference to 56% when discussing the number of pets enrolled in 2010 that remain enrolled at the end of 2013 on page 58 of Draft No. 2.

In addition, the Company advises the Staff that the number of pets from a particular cohort that remain enrolled in the Company’s medical plan as of the end of an annual period reflects a different measurement than the Company’s average monthly retention. As compared to only measuring changes in the number of pets enrolled at the end of periods (whether for one year or multiple years), average monthly retention reflects the average of the monthly retention rate of the total pets enrolled in the Company’s medical plan during each of the preceding 12 months. The Company’s entire consolidated portfolio of enrolled pets had an average monthly retention of 98.5% for 2011, 2012 and 2013. The Company does not utilize annual or multi-year retention metrics in managing its business, but instead focuses on average monthly retention and its variance over time. It believes monitoring average monthly retention provides more meaningful insight into overall member satisfaction as it more closely aligns with the Company’s member enrollment periods and is one of the tools used by Company personnel to evaluate the effectiveness of retention programs.

5.	Please provide the basis of your statement that you have “pioneered a unique solution,” particularly since you note elsewhere in your disclosure that there are other pet insurance providers that you are competing against.

The Company advises the Staff that it believes it has developed a plan that provides more comprehensive medical coverage for cats and dogs than virtually any other competitor. In addition, the Company provides more benefits to its members, in terms of veterinary reimbursement and related administration costs, than any other coverage offered in North America. The Company believes this combination makes its plans unique within the industry.

With respect to the relative comprehensiveness of the Company’s plan, the Company provides members with payment of 90% of covered costs without any annual or lifetime coverage limits. Generally, any treatment for an accident or illness is covered (unless it is considered a pre-existing condition or occurs within the initial plan waiting period, if applicable). In comparison, based on the Company’s review of publicly available information from eight of its competitors, the Company has concluded that it is the only company offering a medical plan for cats and dogs in North America that is both comprehensive and without payout limits. All but one of the insurance products reviewed by the Company contained some or all of the following: (a) restrictions on the types of accidents and illnesses available for coverage (such as exclusions for hereditary or congenital conditions or benefit fee schedules that give an exclusive list of what can be covered), (b) ‘usual and customary’ restrictions on the amount that can be reimbursed for any given condition and (c) payout caps on an annual or lifetime basis of the pet. One insurance product offered by a smaller competitor is similar to the plan offered by the Company; however, that product contains additional restrictions on certain conditions (e.g., hip dysplasia) and does not pay proportionally as much in member benefits (i.e., claims and claims administration) as the Company’s plan.

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April 9, 2014

With respect to the relative member benefits offered by the Company’s plan in comparison to the products offered by its competitors, the Company is structured to provide more benefits to its members. In particular, the Company believes that its underwriting subsidiary is the only such company exclusively underwriting medical insurance for cats and dogs throughout the United States. As such, the Company is structured specifically for the pet medical industry and has been able to reduce its underwriting costs relative to companies using third-party underwriters. The Company also has a national referral network of Territory Partners, which it believes provides a long-term low-cost referral system relative to other marketing channels. These structural benefits reduce the Company’s third-party costs, allowing the Company to provide more benefits to its members. Specifically, the Company spent $0.67, $0.68 and $0.70 per subscription dollar in 2011, 2012 and 2013, respectively, on payments to its members (including the related administration costs). Based on the Company’s analysis and research, it believes that this is the highest in the industry and materially higher than any other medical plan offered for cats and dogs in North America. The Company believes that its competitors only spend approximately $0.45 to $0.64 per dollar of premium on claim payments and related administration costs.

6.	Please expand the discussion to define how you use the term “retention rate” and clarify, if true, that this term does not indicate the percentage of specific individual members enrolled at the beginning of a period who remained enrolled at the end of the period. In this regard, we note the presentation on page 58 indicates that the monthly retention rate for the 2010 cohort increased from 97.14% at the end of 2010 to 99.07% at the end of 2013, while the number of enrolled pets in this cohort decreased from 34,583 in 2010 to 19,267 at the end of 2013.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 58 and 82 of Draft No. 2 to include disclosure regarding the average monthly retention rate of the 2010 cohort and to provide a cross reference to the explanation of how average monthly retention is defined and how it should be interpreted.

Additionally, the Company advises the Staff that, as described above in the Company’s response to comment 4, the number of pets from a particular cohort that remain enrolled in the Company’s medical plan as of the end of an annual period reflects a different measurement than the Company’s average monthly retention. Accordingly, the ratio and total number of pets enrolled at the beginning and end of a period is not intended to be correlated to average monthly retention.

7.	Please note here that Territory Partners are compensated by you on a commission basis.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 55 and 82 of Draft No. 2.

8.	In addition to your monthly retention rate, please indicate here what your cohort retention rate over a year-to-year period has been, similar to the disclosure in your MD&A on page 58.

U.S. Securities and Exchange Commission

April 9, 2014

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 14, 58 and 82 of Draft No. 2.

Our Solution, page 3

9.	Please provide examples of the types of claims that are covered as well as those that are not covered by your medical plan.

In response to the Staff’s comment, the Company has revised its disclosure on page 85 of Draft No. 2.

Risks Affecting Us, page 6

10.	Please include in this list of material risks the possible inability to maintain effective internal controls over financial reporting, as described in the risk factor on pages 25-26, and note that a material weakness was identified by your independent auditor during fiscal years 2010-2012.

The Company respectfully submits to the Staff that it does not believe the possible inability to maintain effective control over financial reporting, including a note that a material weakness was identified by the Company’s independent auditor during fiscal years 2010-2012, should be identified in “Prospectus Summary—Risks Affecting Us.” The Company believes this list should, in accordance with Item 503(a) of Regulation S-K, highlight what the Company considers to be its most material risks. While the Company has experienced a material weakness in the past, such material weakness has been remediated and no material weaknesses were identified during the Company’s most recently completed audit. The Company believes that its existing disclosure appropriately cautions potential investors as to the risks associated with the implementation and maintenance of effective internal controls. Additionally, since 2012, the Company has hired additional accounting and finance personnel, engaged a third party to advise the Company with respect to its internal control over financial reporting, engaged other external consultants to assist with critical areas and dedicated significant resources to strengthening its overall control environment. Therefore, the Company believes that, while it is possible that it may fail to maintain effective internal control over financial reporting again in the future, the Company has taken appropriate and customary actions to reduce this risk and does not believe it is at any greater risk of failing to maintain effective control over financial reporting than other companies that are preparing to be public reporting companies.

11.	Please include in this list your current level of indebtedness and its possible impact on your operations and the necessity of generating sufficient cash flow to satisfy your debt service obligations, as described in the risk factor on pages 30-31.

In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Draft No. 2.

U.S. Securities and Exchange Commission

April 9, 2014

12.	Please include in this list the possibility that litigation or regulatory action could negatively impact your business, while citing the pending inquiries from Washington State’s and California’s insurance agencies as described in the risk factor on page 31.

In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Draft No. 2 to include in the list of risks the possibility that litigation or regulatory action could negatively impact the Company’s business. The Company has not, however, cited the pending inquiries from California’s Department of Insurance or the possible future inquiry from the Washington State Office of the Insurance Commissioner, as the Company does not currently believe either is likely to have a material adverse impact on the Company’s business. The Company cited these pending inquiries as examples of the regulatory actions the Company is, and may in the future be, involved in; however, the Company does not believe they constitute risks significant enough to be included in the summary of the most material risks the Company faces.

13.	In your first bullet point, please include the net losses you have experienced over the last three fiscal years as well as your accumulated deficit to date. Please also include your accumulated deficit in the related risk factor on page 13.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 13 of Draft No. 2. Additionally, the Company respectfully submits to the Staff that the Company believes that disclosing the Company’s net losses and accumulated deficit on page 2 of Draft No. 2 results in more prominent disclosure than the disclosure requested by the Staff in the summary of the material risks the Company faces.

14.	In your sixth bullet point and in the related risk factor on page 15, please state the amount of current reserves you have established for claims.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 15 of Draft No. 2.

15.	In your eighth bullet point, the related risk factor on page 33-34 and the relevant disclosure on page 93, please state the minimum amount of risk-based capital APIC is required to maintain.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 34, 72 and 94 of Draft No. 2.

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April 9, 2014

Risk Factors

Risks Related to Our Business and Industry

“If we are unable to maintain high member retention rates, our growth prospects and revenue will be adversely affected,” page 14

16.	In this risk factor, please include information about your cohort retention rate on a year-to-year basis, similar to the disclosure included in your MD&A on page 58.

In response to the Staff’s comment, the Company has revised its disclosure on page 14 of Draft No. 2.

“We depend on key personnel to operate our business…,” page 23

17.	Please identify the other key executives or employees whose departure could result in a material adverse event.

The Company respectfully submits to the Staff that there are no other key executives or employees whose individual departure would be likely to result in a material adverse event. However, if several key employees or executive officers were to depart at or near the same time, such group departure could have a material adverse effect on the Company. The Company has revised its disclosure on page 23 of Draft No. 2 to clarify that the loss of several key executives or employees within a short timeframe could have a material adverse effect on the Company’s business.

“Our indebtedness could adversely affect our business and limit our ability to expand our business or respond to changes…,” page 30

18.	Please expand this risk factor to summarize the financial and non-financial covenants you must comply with in connection with the Square 1 credit facility and note your obligations under both the Square 1 credit facility and the PEPI Capital, L.P. term loan are secured by substantially all of your assets.

In response to the Staff’s comment, the Company has revised its disclosure on page 31 of Draft No. 2 to state that its outstanding indebtedness is secured by substantially all of its assets. The Company has also disclosed the financial and non-financial covenants it must comply with under its credit agreements with Square 1 Bank and PEPI Capital, L.P. in the immediately preceding risk factor on page 30 of Draft No. 2 entitled “Covenants in the credit agreements governing our revolving line of credit and term loans may restrict our operations, and if we do not effectively manage our business to comply with these covenants, our financial condition could be adversely affected.”

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April 9, 2014

“A downgrade in the financial strength rating of our insurance company may have an adverse effect on our competitive position…,” page 33

19.	Please revise this risk factor to include the names of the rating agencies that review APIC and the current financial strength ratings they have assigned to it.

In response to the Staff’s comment, the Company has revised its disclosure on page 33 of Draft No. 2.

Risks Related to Compliance with Laws and Regulations

“We will incur significantly increased costs and devote substantial management time as a result of operating as a public company,” page 38

20.	Please include in this risk factor the approximate amount you expect to spend to comply with your annual reporting obligations.

The Company respectfully submits to the Staff that it cannot estimate the amount or range of amounts it expects to spend to comply with its annual reporting obligations with the level of specificity necessary to make such disclosure accurate nor does the Company believe that quantifying such information with a broad range would be useful or material information for potential investors in order to understand the underlying risks being described. Such amount depends of a variety of factors, including the size, availability and capability of the Company’s internal resources, the cost of outside consultants and advisors, changes in applicable laws, rules and regulations and the related cost of compliance and other factors that are beyond the Company’s control.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 55

21.	Please expand the discussion to indicate whether and how the pet policies you write for your “other” business differs from the policies offered for your subscription business.

In response to the Staff’s comment, the Company has revised its disclosure on page 55 of Draft No. 2.

Cohort Analysis, page 57

22.	You disclose at the end of 2013, 19,267 or 56%, of the original 34,583 cohort pets remained enrolled in your medical plan. This disclosure appears to be inconsistent with your tabular disclosure that average monthly retention for the 2010 cohort at the end of 2013 was 99.07%. Please revise your disclosure to reconcile the different percentages.

In response to the Staff’s comment, the Company has removed the reference to 56% when discussing the number of pets enrolled in 2010 that remain enrolled at the end of 2013 on page 58 of Draft No. 2.

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April 9, 2014

Additionally, the Company advises the Staff that, as described above in the Company’s responses to comments 4 and 6, the number of pets from a particular cohort that remain enrolled in the Company’s medical plan as of the end of an annual period reflects a different measurement than the Company’s average monthly retention. Accordingly, the total number of pets enrolled at the beginning and end of a period is not intended to be correlated to the average monthly retention. In an effort to provide additional clarity, the Company has added to the 2010 cohort table that appears on page 58 of Draft No. 2 a cross reference to an explanation of how average monthly retention is defined and how it should be interpreted.

Liquidity and Capital Resources

Regulation, page 72

23.	Please provide disclosure of any known uncertainty related to the parent company’s ability to service debt due to restrictions on the subsidiary’s net assets. Include in your disclosure the expected effect of insufficient or potentially insufficient statutory capital and/or dividend restrictions on future financial position or results of operations and disclose the nature and amount of the restriction on subsidiary’s net assets.

In response to the Staff’s comment, the Company has revised its disclosure on pages 72 and 73 of Draft No. 2 to address statutory capital and dividend restrictions applicable to the Company’s insurance company subsidiary. The Company advises the Staff that it does not believe these restrictions create any material uncertainty regarding the parent company’s ability to service its debt.

Operating Cash Flows, page 73

24.	Expand the disclosure to explain why accounts and other receivables increased from December 31, 2012 to December 31, 2013 at a rate greater than the increase in revenue and deferred revenue or tell us why you believe no additional disclosure is necessary.

In response to the Staff’s comment, the Company has revised its disclosure on page 73 of Draft No. 2.

Critical Accounting Policies and Significant Estimates

Stock-Based Compensation, page 74

25.	Please provide us an analysis of each significant factor contributing to the difference, to the extent that it is significant, between the common stock fair value as of the most recent valuation date and the estimated IPO price.

The Company acknowledges the Staff’s comment. Once a determination of the proposed price range has been made, the Company will provide the Staff with the requested disclosure on a supplemental basis.

U.S. Securities and Exchange Commission

April 9, 2014

26.	Refer to your disclosure on page 77 that in connection with the preparation of your financial statements for the year ended December 31, 2013, you re-evaluated the estimate of fair value of your common stock for financial reporting purposes. Please revise your disclosure to explain how the re-valuation of the fair value of your common stock solely for financial reporting purposes was considered in the fair value of the underlying common stock assumption used to estimate the fair value of the stock options granted in 2013.

In response to the Staff’s comment, the Company has revised its disclosure on page 78 of Draft No. 2.

27.	Explain to us the factors that contributed to the increase in fair value of your common stock of 54% in three months from $4.77 per share on August 2, 2013 to $7.35 per share on November 7, 2013 and an increase in fair value of 17% from $7.35 per share to $8.64 per share on December 23, 2013.

The Company advises the Staff that it experienced continued growth in its business during the second half of 2013, as its total revenue increased 11.6% from the second quarter of 2013 to the third quarter of 2013 and 8.5% from the third quarter of 2013 to the fourth quarter of 2013. The Company’s Board of Directors and a third-party valuation firm performed a valuation of the Company’s common stock as of September 30, 2013, utilizing both the market approach and the income approach. The market approach was weighted at 25% and the income approach was weighted at 75%. The option pricing method was used to allocate the equity value to the Company’s common stock, and then a lack of marketability discount of 15% was applied. The analysis resulted in an estimated fair value of common stock of $4.81 per share. As of the September 30, 2013 valuation date, the timing of an initial public offering was speculative, thus the Company determined it was not appropriate to incorporate a probability-weighted expected return method approach at that time.

During November 2013, the probability of an initial public offering in the near term was increasing due to the Company’s strong financial results, positive trends in the marketplace and management’s intentions. In early November 2013, the Company began interviewing underwriters for a possible offering of common stock in 2014 or 2015. Shortly after November 7, 2013, the Company engaged underwriters for an initial public offering, held an organizational meeting and began drafting a prospectus, all indicating that an initial public offering was more viable. The Company’s Board of Directors and a third-party valuation firm performed a valuation of the Company’s common stock as of December 31, 2013 utilizing the market approach and income approach, weighted at 40% and 60%, respectively. A probability-weighted return method was used to allocate the equity value to the Company’s stock and then a lack of marketability discount of 10% was applied. The analysis resulted in an estimated fair value of common stock of $8.64 per share. For the Company’s November 7, 2013 reassessment of the fair value of its common stock, the Company and a third-party valuation firm performed an analysis based on the Company’s September 30, 2013 and December 31, 2013 valuations and incorporated a probability-weighted return method to determine a fair value of $7.35 per share of the Company’s common stock.

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April 9, 2014

Claims Reserves, page 78

28.	Please expand your disclosure to quantify how much of the reserve is an estimate of IBNR at each balance sheet date presented in the financial statements.

In response to the Staff’s comment, the Company has revised its disclosure on page 79 of Draft No. 2.

29.	Please identify the key assumptions used in estimating your claims reserves and quantify and present preferably in a tabular format the impact that reasonably likely changes in these key assumptions may have on reported results, financial position and liquidity.

The Company respectfully submits to the Staff that, historically, its loss experience has been characterized by low severity and a short tail, as 95% of claims have been settled within three months of the claim date. In addition, the Company’s historical claims development compared to its reserve has not been material. For example, in both 2011 and 2012, the Company experienced actual claims in excess of the estimate of prior year reserves of less than $0.1 million. During 2013, the Company experienced actual claims that were below their estimate by approximately $0.1 million. As of March 31, 2014, the Company’s claims development related to its December 31, 2013 reserve was also not material. As of December 31, 2013, the Company does not believe there are any reasonably likely changes in key assumptions that would have a material impact on its reported results, financial position or liquidity.

Business

General

30.	Please include in this disclosure a discussion of your relationship with the unaffiliated managing general agent, which currently comprises your Other business segment. In this discussion, as well as in your risk factor on page 24 and the relevant portion of your MD&A, please identify this agent, the agent’s territory, and describe with specificity your practice of writing policies on its behalf.

In response to the Staff’s comment, the Company has revised its disclosure on pages 24 and 55 of Draft No. 2.

Additionally, the Company advises the Staff that it does not consider its relationship with the unaffiliated managing general agent to be material to the Company’s business. The revenue generated from the Company’s relationship with the unaffiliated managing general agent in 2013 comprised only 8.4% of the Company’s total revenues and 4.7% of the Company’s total gross profit for the year ended December 31, 2013. Further, the Company allocates only a small percentage of its resources to operating this portion of its business. The Company writes policies for the unaffiliated managing general agent across the United States. These policies provide different coverage and are subject to materially different terms and conditions than the Trupanion medical plan, and the unaffiliated managing general agent administers these policies and markets them to consumers. The Company does not use the unaffiliated managing general agent to market or sell any of the Company’s products. Accordingly, the Company does not believe identifying this unaffiliated managing general agent, its territory or the policies it offers is material to an understanding of the Company.

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April 9, 2014

31.	Pursuant to Regulation 601(b)(10)(i) of Regulation S-K, please file your agreement with this agent as an exhibit to your registration statement and provide a fuller description of its material terms in this section.

The Company respectfully advises the Staff that the agreement identified in the Staff’s comment is not required to be filed as an exhibit to the Registration Statement. A small portion of the Company’s business is dedicated to writing the pet insurance policies of an unaffiliated managing general agent. The agreement that exists between the Company and its unaffiliated managing general agent is consistent with the agreements customarily entered into between a managing general agent and the insurance company that writes its policies and was made in the ordinary course of this aspect of the Company’s business. Furthermore, the revenue generated from the Company’s relationship with the unaffiliated managing general agent in 2013 comprised only 8.4% of the Company’s total revenues and 4.7% of the Company’s total gross profit for the year ended December 31, 2013. Accordingly, the Company has concluded that this agreement is not material to the Company’s business taken as a whole. The Company submits, therefore, the agreement between the Company and its unaffiliated managing general agent is not required to be filed pursuant Item 601(b)(10)(i) of Regulation S-K because the agreement was made in the ordinary course of the Company’s business and the contract is not material to the Company’s business.

Our Company and Approach, page 80

32.	Please expand the discussion to describe major policy exclusions, if any.

In response to the Staff’s comment, the Company has revised its disclosure on page 85 of Draft No. 2.

33.	Please provide additional information relative to your business including a breakdown of the animals covered, i.e. dogs and cats, life expectancy, and variables in the determination of premiums.

The Company respectfully refers the Staff to its disclosure under the captions “Prospectus Summary—Actionable data insights” on page 5 of Draft No. 2, “Risk Factors—The prices of our medical plan subscriptions are based on assumptions and estimates. If our actual experience differs from the assumptions and estimates used in pricing our medical plan subscriptions, our revenue and financial condition could be adversely affected.” beginning on page 14 of Draft No.2, “Business—Our Strengths—Actionable data insights” beginning on page 86 of Draft No. 2 and “Business—Our Platform and Technology—Analytics and pricing engine” on page 90 of Draft No. 2. This disclosure includes detailed discussion of enrollment information, lifetime value of a pet and the factors the Company uses in pricing its medical plan.

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Sales and Marketing, page 87

34.	Please expand the Territory Partners discussion to describe whether the geographic regions covered by the Territory Partners cover the entire United States or the extent to which coverage is not currently offered.

In response to the Staff’s comment, the Company has revised its disclosure on page 89 of Draft No. 2.

35.	Please state here whether the agreements you have entered into with your Territory Partners are based on a form agreement and have material terms that are substantially similar to each other. If there is such a form agreement, please file it as an exhibit pursuant to Regulation 601(b)(10)(ii)(B) of Regulation S-K.

The Company advises the Staff that it has entered into multiple forms of agreement with its Territory Partners over time, but that the material terms of such forms of agreement are substantially similar. The Company respectfully submits to the Staff that these forms of agreement are not required to be filed as exhibits to the Registration Statement. The forms of agreement that exist between the Company and its Territory Partners are contracts that are customary for independent contractors such as the Company’s Territory Partners and such contracts are entered into in the ordinary course of the Company’s business. Furthermore, the Company respectfully advises the Staff that it is not substantially dependent upon any one Territory Partner relationship. There are a number of individuals that could replace any current Territory Partner without significant additional cost or disruption to the Company’s business operations. Additionally, the Company does not consider itself to be substantially dependent upon any one Territory Partner or Territory Partner agreement; Territory Partners periodically change without a significant effect on the Company. Further, each Territory Partner agreement is terminable at any time by either party. As a result, the Company respectfully submits that the forms of these agreements are not required to be filed pursuant to 601(b)(10)(ii) of Regulation S-K because these agreements are contracts that ordinarily accompany the kind of business conducted by the Company and the Company is not substantially dependent on any of such agreements.

36.	Please disclose here and in your MD&A on page 60 the aggregate amount of commissions you have paid to your Territory Partners over the last three fiscal years.

In response to the Staff’s comment, the Company has revised its disclosure on pages 55 and 89 of Draft No. 2. Instead of providing the information requested by the Staff on page 60 of Draft No. 2, the Company provided such information on page 55 of Draft No. 2 under the “Overview” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company respectfully submits that the disclosure of aggregate commission paid to its Territory Partners is more applicable in the “Overview” section than in the “Basis of Presentation” section, which describes the individual components of the Company’s financial statements and does not discuss commission paid to Territory Partners on an aggregate basis.

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April 9, 2014

Legal Proceedings, page 95

37.	Please describe the alleged violations concerning APIC’s trial insurance policies raised by the California Department of Insurance.

The Company advises the Staff that the California Department of Insurance (the “CDOI”) has asserted that the Company’s trial certificate program is not permissible under California law, including California laws that generally prohibit insurers such as American Pet Insurance Company (“APIC”) from providing residents of California with ‘free insurance.’ The Company believes that its trial certificate program, which is similar to trial certificate programs offered by competing pet insurance companies within California, has been structured in compliance with applicable California laws. However, the Company is actively working with the CDOI to restructure the program voluntarily and in a way that the CDOI may prefer. As of this date, no additional information is available.

38.	Please describe with further specificity the questions about proper licensure as well as the allegations relating to producer licensing and appointments raised by the Washington State Office of Insurance Commissioner.

The Company advises the Staff that in October 2013, APIC received a notice from the Washington State Office of the Insurance Commissioner following the completion of its 2013 Market Conduct Oversight Continuum action that it had determined, during the insurer interview and examination, that APIC was using “unlicensed non-appointed producers” in violation of Revised Code of Washington 48.17.060(1) or Washington Administrative Code 284-17-429 (2, 4). APIC was advised that the matter was being referred to the state’s enforcement committee and that such committee would “notify [APIC] in the event action is taken in regard to these violations.” As of this date, no such notice or additional information has been provided.

Principal and Selling Stockholders, page 115

39.	Please state in footnote 3 the name(s) of the individual(s) who hold voting and/or investment power over the shares held by RenaissanceRe Ventures Ltd.

The Company respectfully advises the Staff that RenaissanceRe Ventures Ltd. (“Ventures”) is a wholly owned subsidiary of Renaissance Other Investments Holdings II Ltd. (“Holdings”), which in turn is a wholly owned subsidiary of RenaissanceRe Holdings Ltd. (“RenaissanceRe”). By virtue of these relationships, Holdings and RenaissanceRe may be deemed to have voting and investment power over the shares held by Ventures. RenaissanceRe is a widely-held Bermuda entity listed on the New York Stock Exchange, and, therefore, no one individual holds voting or investment power over the shares. RenaissanceRe believes that it is not appropriate to list a natural person in footnote 3 to the beneficial ownership table.

Restated Certificate of Incorporation and Restated Bylaws Provisions, page 122

40.

We note your disclosure entitled Choice of Forum on page 123. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice

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April 9, 2014

of forum clause in your restated certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

In response to the Staff’s comment, the Company has revised its disclosure on page 124 of Draft No. 2.

Shares Eligible for Future Sale

Lock-Up and Market Standoff Agreements, page 129

41.	Please either file your form lock-up agreement as an exhibit or confirm that it will be filed as an exhibit to the form underwriting agreement.

The Company acknowledges the Staff’s comment and will file the form of lock-up agreement as an exhibit to the form underwriting agreement as soon as practicable.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

8. Commitments and Contingencies, F-18

42.	Refer to your disclosure of unpaid GST and HST taxes. Please revise your disclosure to explain why self-reporting taxes for 2007-2013 in 2014 will eliminate any penalties.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-18 and F-19 of Draft No. 2.

12. Preferred Stock and Stockholders’ Deficit

Warrants, page F-27

43.	Please revise your disclosure to explain why the warrants are considered liability instruments. Also, you disclose that significant judgment is used in determining the unobservable inputs used in valuing these instruments. It appears that the valuation of warrants is a critical accounting estimate. Please revise the critical accounting policies and significant estimates section of MD&A to include your accounting for warrants or explain to us why disclosure in this section is not meaningful to investors.

In response to the Staff’s comment, the Company has revised its disclosure on pages 75, 76 and F-27 of Draft No. 2.

* * * * * * * *

U.S. Securities and Exchange Commission

April 9, 2014

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely,

FENWICK & WEST LLP

/s/ James D. Evans

James D. Evans

cc:

Darryl Rawlings, Chief Executive Officer

Michael Banks, Chief Financial Officer

Asher Bearman, General Counsel

Trupanion, Inc.

Alan Smith, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Peter Astiz, Esq.

Trent Dykes, Esq.

Andrew Ledbetter, Esq.

DLA Piper LLP (US)